Pricing Term Sheet	Issuer Free Writing Prospectus
Dated February 27, 2014	Filed Pursuant to Rule 433
Registration Statement No. 333-177222
Supplementing the Preliminary
Prospectus Supplement dated February 25, 2014
(To Prospectus dated October 7, 2011)

CLOUD PEAK ENERGY RESOURCES LLC

CLOUD PEAK ENERGY FINANCE CORP.

6.375% Senior Notes due 2024

The information in this pricing term sheet relates to Cloud Peak Energy Resources LLC (the “Company”) and Cloud Peak Energy Finance Corp.’s (the “Co-Issuer”) offering (the “Offering”) of their 6.375% Senior Notes due 2024 (the “Notes”) and should be read together with the preliminary prospectus supplement dated February 25, 2014 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated October 7, 2011, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-177222.  The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Aggregate Principal Amount:	$200,000,000

Title of Securities:	6.375% Senior Notes due 2024

Final Maturity Date:	March 15, 2024

Issue Price:	100.0%, plus accrued interest, if any

Coupon:	6.375%

Yield to Maturity:	6.375%

Interest Payment Dates:	March 15 and September 15

Record Dates:	March 1 and September 1

First Interest Payment Date:	September 15, 2014

Gross Proceeds:	$200,000,000

Underwriting Discount:	1.94%

Net Proceeds to the Issuers before Estimated Expenses:	$196,120,000

Optional Redemption:	Except as described below, the Notes are not redeemable before March 15, 2019. At any time and from time to time on or after

March 15, 2019, the Issuers may redeem the Notes, in whole or in part, upon required prior notice, at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

	Year	Percentage

	2019	103.188%

	2020	102.125%

	2021	101.063%

	2022 and thereafter	100.000%

At any time prior to March 15, 2019, the Issuers may redeem the Notes, in whole or in part, upon required prior notice, by paying a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus the Applicable Premium, and accrued and unpaid interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Optional Redemption with Equity Proceeds:

At any time and from time to time prior to March 15, 2017, the Issuers may redeem up to 35% of the original aggregate principal amount of the Notes issued under the Indenture (including any additional notes) at a redemption price equal to 106.375% of the principal amount plus accrued and unpaid interest to the redemption date, but in an aggregate principal amount not to exceed the net cash proceeds of one or more Equity Offerings.

Change of Control:	101%

Joint Book-Running Managers:

Goldman, Sachs & Co.

RBC Capital Markets, LLC

J.P. Morgan Securities LLC

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Credit Agricole Securities (USA) Inc.

Wells Fargo Securities, LLC

Senior Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Comerica Securities, Inc. PNC Capital Markets, LLC

Stifel, Nicolaus & Company, Incorporated

Use of Proceeds:

We expect to use the net proceeds from this offering to help fund our pending tender offer and consent solicitation for the 2017 Notes. In the event that our tender offer is not consummated or not all of the net proceeds are used to fund the tender offer and consent solicitation, we expect to use the remaining net proceeds from this offering and cash on hand to redeem any 2017 Notes that remain outstanding.

Trade Date:	February 27, 2014

Settlement Date:

March 11, 2014  (T+8)

Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade before the notes are delivered will be required, because the Notes initially will settle in T+8, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Distribution:	SEC Registered (Registration No. 333-177222)

CUSIP/ISIN Numbers:	CUSIP: 18911X AA5 ISIN: US18911XAA54

The Issuers have filed a registration statement (including the Preliminary Prospectus Supplement, dated February 25, 2014, and an accompanying prospectus, dated October 7, 2011) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuers have filed with the SEC for more complete information about the Issuers and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, telephone at (866) 471-2526, or by facsimile at (212) 902-9316 or by emailing prospectus-ny@ny.email.gs.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement, dated February 25, 2014, and the accompanying prospectus, dated October 7, 2011. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.